UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7 as to Mr. William T. Comfort, III and

Amendment No. 13 as to LDN Stuyvie Partnership)

Lyris, Inc. (LYRI.OB)

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

46622H 10 3

(CUSIP Number)

William T. Comfort, III

127-131 Sloane Street

4th Floor, Liscartan House

London, SW1X 9AS, United Kingdom

44-207-808-4782

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

G. Daniel O’Donnell, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

Ph. (215) 994-4000

March 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 4662HH 10.3

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) LDN Stuyvie Partnership / 73-1526937
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 42,353,126
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 42,353,126

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,353,126
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14.	TYPE OF REPORTING PERSON PN

*	The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

SCHEDULE 13D

CUSIP NO. 4662HH 10.3

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Mr. William T. Comfort, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 42,353,126
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 42,353,126

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,353,126
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 7 to Schedule 13D amends and supplements Items 3-7 contained in the Schedule 13D initially filed on or about January 3, 2003, by William T. Comfort, III and subsequently amended on January 13, 2003, August 22, 2006, December 7, 2006, February 5, 2007, March 12, 2007 and March 19, 2007 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Lyris, Inc. (the “Issuer”). This Amendment No. 13 to Schedule 13D amends and supplements Items 3-7 contained in the Schedule 13D initially filed on or about October 6, 1999 by LDN Stuyvie Partnership (the “Partnership”) and subsequently amended on October 18, 1999, November 8, 1999, December 17, 1999, December 29, 1999, January 6, 2000, January 12, 2000, January 13, 2003, August 22, 2006, December 7, 2006, February 5, 2007, March 12, 2007 and March 19, 2007 with respect to the Common Stock of the Issuer. Mr. Comfort and the Partnership are referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION.

Commodore Resources (Nevada), Inc. (“Commodore”), one of the Issuer’s wholly-owned subsidiaries, executed a promissory note in favor of The John Buckman and Jan Hanford Trust (the “Trust”) in the amount of $5.6 million as part of the acquisition of Lyris Technologies on May 12, 2005.

On March 31, 2007, the Issuer executed an amended and restated promissory note, effective as of May 12, 2005, in the principal amount of $5.6 million (the “Amended and Restated Note”) payable to the Trust. Under the terms of the Amended and Restated Note, the maturity of the obligation was extended to November 12, 2008.

On January 23, 2008, the Partnership, which is controlled by the non-executive chairman of the Issuer’s board of directors, William T. Comfort III, purchased the Amended and Restated Note from the Trust at a discount of 10% for a total purchase price of $5.2 million. On February 12, 2008, the Amended and Restated Note was amended to extend the due date of the next payment thereunder to November 12, 2008, the maturity date of the Amended and Restated Note.

On March 5, 2008, the Issuer and the Partnership entered into a Subscription Agreement, pursuant to which the Partnership purchased 6,520,374 shares of the Issuer’s Common Stock for a subscription amount of $6,846,392.37, consisting of $1,000,000 in cash and the cancellation of all principal and interest under the Amended and Restated Note, in the amount of $5,846,392.37.

On March 10, 2008, Mr. Comfort transferred all 4,170,000 shares of the Issuer’s Common Stock that he owned to the Partnership.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

(1) Mr. Comfort may be deemed to beneficially own in the aggregate 42,353,126 shares of Common Stock of the Issuer, representing approximately 41.1% of the outstanding shares of Common Stock of the Issuer. Of such shares, Mr. Comfort has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 42,353,126 shares as the general partner of the Partnership.

(2) The Partnership may be deemed to beneficially own in the aggregate 42,353,126 shares of Common Stock of the Issuer, representing approximately 41.1% of the outstanding shares of Common Stock of the Issuer. Of such shares, the Partnership has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 42,353,126 shares.

(b)

(1) Of the 42,353,126 shares of Common Stock of the Issuer of which Mr. Comfort has shared voting and dispositive power, all such shares are held of record by the Partnership.

(2) Of the 42,353,126 shares of Common Stock of the Issuer of which the Partnership has shared voting and dispositive power, all such shares are held of record by the Partnership.

(c) On March 10, 2008, Mr. Comfort transferred all 4,170,000 shares of the Issuer’s Common Stock that he owned to the Partnership.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 above.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

(1) Subscription Agreement, dated as of March 5, 2008, by and between the Partnership and the Issuer.

EXHIBIT INDEX

(1) Subscription Agreement, dated as of March 5, 2008, by and between the Partnership and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LDN STUYVIE PARTNERSHIP

	By:	/s/ William T. Comfort, III
Dated: March 10, 2008		William T. Comfort, III, General Partner

/s/ William T. Comfort, III
Dated: March 10, 2008		WILLIAM T. COMFORT, III